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                              July 26, 2023

       Lance Diehl
       President and Chief Executive Officer
       CCFNB Bancorp, Inc.
       232 East Street,
       Bloomsburg, PA 17815

                                                        Re: CCFNB Bancorp, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed June 29, 2023
                                                            File No. 333-273023

       Dear Lance Diehl:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed June 29, 2023

       General

   1.                                                   Please supplementally
provide us with any opinion, report, summary or presentation provided by either
company's financial advisor to the respective Board to support the ultimate opinion
provided.
   2. We note your disclosure in the risk factor section on page 51 that discusses the impact of the current interest
rate environment on the results of both CCFNB and MBF. We also note that you provide
qualitative discussions of interest rate risks in the managements discussions included as
Annex D and E. Revise this registration statement, in an
                                                        appropriate place, to
provide quantitative analysis of your exposure to changes in interest rate risk.
 Lance Diehl
FirstName  LastNameLance Diehl
CCFNB Bancorp,   Inc.
Comapany
July       NameCCFNB Bancorp, Inc.
     26, 2023
July 26,
Page  2 2023 Page 2
FirstName LastName
Questions and Answers
Will the value of the merger consideration change, page 3

3. Revise this answer, or provide the disclosure elsewhere in the forepart, to state whether, as of a reasonably practicable date, the market price for CCFNB continued to exceed the threshold for the Market Termination Test. In the event that the market price declines to below the Test threshold, provide a calculation of the comparison in the movement of
         CCFNB's market price with the performance of the average movement of the Nasdaq
         Bank Index Value.
CCFNB's Reasons for the Merger; Recommendation of CCFNB's Board, page 15

4. We not your disclosure that the Board considered the "anticipated pro forma financial impact of the merger on CCFNB" as a factor it considered in recommending that shareholders. We note that MBF's Board also notes the pro forma impact on the combined company in making its recommendation, including in the summary explanation on page 17. Revise your disclosure to note the anticipated impacts, including on the combined company's results and capital in the short term, and the reasons for those short-
         term pro forma impacts so that investors can better understand what the Board considered.
Unaudited Pro Forma Condensed Combined Consolidated Financial Information Relating To
The Merger
Notes To Unaudited Pro Forma Condensed Combined Financial Information, page 42

5. We note your disclosure that adjustment (G) appears to reflect the net deferred tax asset as a result of the merger fair value adjustments and merger related expenses. Please revise to include the description and details of the gross adjustments presented, which reconcile to the net adjustment reflected on the pro forma balance sheet.
6. We note your description for adjustments (P) and (W) reflecting the net accretion. Please provide us with details of the calculation for the gross adjustment amounts and consider the need to revise your disclosures to more fully describe the calculation.
7. We note your description of adjustments (Q) and (X) is to reflect an impact to taxable securities income due to the fair value of securities; however, it does not appear that there is a corresponding pro forma fair value adjustment to the securities on the pro forma balance sheet on page 39. Please tell us why or revise your pro forma financial statements accordingly to reflect the fair value adjustment.
Failure to complete the merger could negatively impact CCFNB or MBF, page 51

8. We note your statement that "[i]f the merger agreement is terminated under certain circumstances, either CCFNB or MBF may be required to pay a termination fee of
         $2.6 million to the other party." Please revise this risk factor to discuss the material circumstances that could cause the merger to terminate, as discussed more completely on
 Lance Diehl
FirstName  LastNameLance Diehl
CCFNB Bancorp,   Inc.
Comapany
July       NameCCFNB Bancorp, Inc.
     26, 2023
July 26,
Page  3 2023 Page 3
FirstName LastName
         page 170.
Changes in economic conditions, in particular an economic slowdown in central Pennsylvania, could materially and negatively affect CCFNB, page 56

9. Revise this risk factor to discuss, as appropriate, the factors that impact the current central
         Pennsylvania commercial real estate market. For instance, discuss if your local market area has experienced any material declines in real estate values during the last year or a material increase in the number of foreclosures.
Description of Business
Loan Composition, page 77

10. We note your statement that 55.4% of CCFNB's loan portfolio had variable rates and that
         MBF has an even higher percentage of its total loan portfolio that has variable rates.
         Disclose the benchmark(s) used for to set your variable rates loans. If any appreciable portion of your loan portfolio has rates set based on LIBOR, and the mechanism for identifying a replacement benchmark is not clear for those loans, consider whether risk factor disclosure is necessary.
Executive Compensation, page 94

11.      We note your disclosure that "[t]he MBF employment agreements provides that
         Mr. Glunk will be employed as the Chairman, President and Chief Executive Officer of
         MBF and Muncy Bank for a term of five years, with one three-year extension, at a salary of $360,000, which may be increased by the board of MBF from time to time." We also
         note that "Mr. O   Neill   s salary is determined by the board of
directors from time to time."
         Please clarify when their salaries are determined by the board. Governance of CCFNB After the Merger, page 147

12. We note your disclosure about the importance of risk management and the compatibility of the two institutions, including on page 106 and 117, and Muncy's discussion of risk and credit management on pages E-15 and E-32. We also note your discussions of the risks associated with growing and managing your commercial and commercial real estate lending programs. Revise this section, or another appropriate section, to discuss your plans for ensuring that the combined company will be able to effectively manage both the integration and operation of your risk management and credit risk management programs.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
CCFNB, page D-1

13.      Please revise your disclosures to provide the information required by
Item 1404(a) and
         Items 1406(e) and (f) of Regulation S-K, or tell us where this information is disclosed.
         Similarly, provide the disclosures required by Item 1404(a)(3) and (4) and Item 1406(e)
 Lance Diehl
FirstName  LastNameLance Diehl
CCFNB Bancorp,   Inc.
Comapany
July       NameCCFNB Bancorp, Inc.
     26, 2023
July 26,
Page  4 2023 Page 4
FirstName LastName
         disclosures for MBF within the Management   s Discussion and Analysis
of Financial
         Condition and Results of Operations of MBF beginning on page E-1, or tell us where this information is disclosed.
Liquidity, page D-22

14. We note your disclosures surrounding your liquidity and capital resources. Please expand these disclosures to provide additional qualitative and quantitative details analyzing your ability to generate and obtain adequate amounts of cash to meet its requirements and its plans for cash in the short-term (i.e., the next 12 months from the most recent fiscal period end required to be presented) and separately in the long-term (i.e., beyond the next 12 months). In addition, consider including a discussion analyzing the historical cash flows from operating, investing, and financing activities. Provide similar updates to the MBF's liquidity disclosures beginning on page E-20. Refer to Item 303(b)(1) of Regulation S-K.
Critical Accounting Policies, page D-23

15. Please revise your disclosures to also include a discussion of your Critical Accounting
         Estimates. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation. In addition, provide similar updates to the MBF critical accounting policies disclosure beginning on page E-1. Refer to Item 303(b)(3) of
         Regulation S-K.
Liquidity, page E-37

16. We note your disclosure on page E-20 and E-37 that "MBF utilizes brokered deposits"
         including through the IntraFi Network. Please revise this section, or another appropriate section discussing Muncy's deposits to disclose the amounts of these brokered deposits for each of the relevant financial periods presented. Depending on the materiality of Muncy's reliance on brokered deposits in any period, revise your disclosure to state whether the combined company will continue to rely on these deposits for a significant amount of its funding.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         You may contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-
 Lance Diehl
CCFNB Bancorp, Inc.
July 26, 2023
Page 5

3847 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-
3419 with any other questions.



                                                         Sincerely,
FirstName LastNameLance Diehl
                                                         Division of
Corporation Finance
Comapany NameCCFNB Bancorp, Inc.
                                                         Office of Finance
July 26, 2023 Page 5
cc:       Dean H. Dusinberre
FirstName LastName